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Exhibit 12.1

BANK OF HAWAII CORPORATION AND SUBSIDIARIES
Statement Regarding Computation of Ratios
Year Ended December 31, 2003 & 2002

	2003		2002
	(dollars in millions)
Earnings:
1. Income Before Income Taxes	$206.8		$187.7
2. Plus: Fixed Charges Including Interest on Deposits	79.7		148.0

3. Earnings Including Fixed Charges	286.5		335.7
4. Less: Interest on Deposits	47.5		84.3

5. Earnings Excluding Interest on Deposits	$239.0		$251.4

Fixed Charges:
6. Fixed Charges Including Interest on Deposits	$79.7		$148.0
7. Less: Interest on Deposits	47.5		84.3

8. Fixed Charges Excluding Interest on Deposits	$32.2		$63.7

Ratio of Earnings to Fixed Charges:
Including Interest on Deposits (Line 3 divided by Line 6)	3.6	x	2.3	x
Excluding Interest on Deposits (Line 5 divided by Line 8)	7.4	x	3.9	x

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  Exhibit 12.1
BANK OF HAWAII CORPORATION AND SUBSIDIARIES Statement Regarding Computation of Ratios Year Ended December 31, 2003 & 2002